NO ACT

PE
2-24-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





10010693

Act 1933
Section Regulations S
Rule 902(b)
Public
Availability

February 24, 2010

Laura Badian, Esq.
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004-1206

Received SEC
FEB 2 4 2010
Washington, DC 20549

Re: CNSX Markets Inc.
Incoming Letter Dated February 24, 2010

Dear Ms. Badian:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate CNSX Markets Inc., including the two markets it operates, the Canadian National Stock Exchange and Pure Trading, as a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. We note that at present, Pure Trading trades securities of companies listed on the TSX and the TSX-V. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate CNSX Markets Inc.

Pursuant to delegated authority,

Paul M. Dudek
Chief
Office of International Corporate Finance



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2010

Laura Badian, Esq.
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004-1206

Re: CNSX Markets Inc.

Dear Ms. Badian:

In regard to your letter of February 24, 2010 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

ARNOLD & PORTER LLP

Laura B. Badian
Laura.Badian@aporter.com
202.942.6302
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

February 24, 2010

Mr. Paul Dudek
Chief, Office of International Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
USA

Re: Application for Designation of CNSX Markets Inc. ("CNSX Markets") as a Designated Offshore Securities Market

Dear Mr. Dudek:

I am writing on behalf of CNSX Markets Inc. (formerly Canadian Trading and Quotation System Inc.),[1] to request that it be a "designated offshore securities market" for the purposes of Regulation S ("Regulation S")[2] promulgated under the Securities Act of 1933, as amended (the "Securities Act").[3] This designation is being sought in order to assist market participants who are eligible for the safe harbor provided by Rule 904 of Regulation S in satisfying the requirements specified in that rule when reselling securities "in, on or through the facilities of" CNSX Markets.

CNSX Markets is recognized by the Ontario Securities Commission ("OSC"), which is its primary regulator, as a stock exchange subject to full OSC oversight. As described more fully on page 4 in the section on The CNSX Markets' Market Structure, CNSX Markets presently operates two separately branded "markets": the Canadian National Stock Exchange ("CNSX"), which is the listed market, and Pure Trading, a facility that trades securities of companies listed on designated Canadian stock exchanges as per the recognition order of the OSC for CNSX Markets. Currently, those stock exchanges are the Toronto Stock Exchange ("TSX") and the TSX Venture Exchange ("TSX-V"), which are also designated offshore securities markets. For

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[1] The name change to CNSX Markets Inc. was made solely for branding purposes and no other changes were effected.

[2] 17 CFR § 230.901 *et seq.*

[3] 15 USC § 77a-aa.

your reference, we have included an organizational chart displaying the structure of CNSX Markets, attached as Exhibit A.

The designation of CNSX Markets as a designated offshore securities market is of significance to both CNSX Markets and the Canadian capital markets as a whole. The origin of CNSX Markets is based, in part, on the establishment by the Canadian Securities Administrators ("CSA")[4] of a framework for encouraging the development of competing marketplaces in Canada. This regulatory objective was reflected in the development of rules governing "alternative trading systems" (ATSs), but applies equally to the development of competing stock exchanges in a market dominated by one incumbent stock exchange group (as described below). In describing the purpose of these rules (which serve a purpose similar to that of Regulation ATS), the CSA stated:

> *National Instrument 21-101 allows ATSs to compete with traditional markets, like exchanges. Creating an environment that allows for competition among markets will give investors choices. We believe that allowing such competition will stimulate innovation and encourage markets to offer better features and services to their members and subscribers at lower costs.*
>
> *National Instrument 21-101 also provides improved market transparency for marketplaces... so that all buyers and sellers of a security have access to the best price for execution.*[5]

The fact that CNSX Markets is not, at present, a designated offshore securities market, places it at a disadvantage to the Toronto Stock Exchange ("TSX"), the incumbent Canadian stock exchange, which was so designated when Regulation S was first adopted. As a result of this distinction, since a seller on CNSX Markets' Pure Trading facility, under Rule 904, has an affirmative obligation to determine that a buyer is not a U.S. person (as opposed to the ability to effect an open market transaction for the same security on the TSX, provided the seller and its agents do not knowingly sell to a U.S. person), such trades on CNSX Markets are subject to additional manual constraints on trading. Traders therefore are motivated to bypass better priced orders on CNSX Markets' Pure Trading facility and will instead effect such trades exclusively on the TSX by virtue only of the designation by the Securities and Exchange Commission of the TSX.

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[4] The Canadian Securities Administrators is an umbrella organization through which the Canadian provincial and territorial securities regulatory authorities coordinate securities regulation and formulate uniform rules and policies.

[5] *See Notice of National Instruments, Companion Policies and Forms—Regulation of Marketplaces and Trading* (2001) 24 OSCB (Supp) at p 100.

Since the characteristics of the buyer in Rule 904 trades on CNSX Markets constitute a "special term" of the trade, better priced orders can be bypassed notwithstanding Canadian "best price" requirements, resulting in a disadvantage to both buyers represented in CNSX Markets quotes and investors seeking to sell their securities on Canadian marketplaces in accordance with Rule 904.

As part of the request that CNSX Markets be designated as a "designated offshore securities market," CNSX Markets is requesting, for greater certainty, that both CNSX and Pure Trading be specifically named in that designation. We believe that this request is consistent with prior SEC no-action letters, such as Eurolist Market and the Alternext Market (available March 16, 2007), Tokyo Stock Exchange, Inc. (available August 20, 2004), and Stock Exchange of Hong Kong Ltd. (available June 27, 2000).

We submit that our application for designation is deserving on its merits, furthers Canadian goals of fostering competing marketplaces and fosters investor protection by ensuring that investors availing themselves of Rule 904 will receive the best available price in accordance with Canadian trade-through protections.

As discussed below, CNSX Markets has the attributes specified in Rule 902(b)(2) of Regulation S.

Background

CNSX Markets was recognized as a quotation and trade reporting system ("QTRS") by the OSC on February 28, 2003. It was the first new equity marketplace to be recognized in Canada since the implementation of National Instrument 21-101 – *Marketplace Operation* ("NI 21-101") by the CSA.[6] On May 7, 2004, the OSC recognized CNSX Markets as a stock exchange instead of a QTRS - a status similar to that of a national securities exchange in the United States. In accordance with the Canadian model for exchange oversight, in reliance on the OSC's recognition order (which is attached, as amended, as Exhibit B), CNSX Markets is exempted from separate recognition as a stock exchange by the Alberta Securities Commission, the British Columbia Securities Commission and the Manitoba Securities Commission and is authorized, with appropriate exemptions, by the Québec *Autorité des marchés financiers* to carry on the business of securities trading in Québec (these regulators being referred to collectively hereafter as the "Exempting Regulators"). As no other provincial or territorial securities regulatory authority in Canada requires CNSX Markets to be recognized or exempt, the foregoing allows CNSX Markets to operate as a national stock exchange in Canada.

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[6] NI 21-101 is available at https://www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part2/rule_20080905_21-101_unofficial-consolidated.pdf.

NI 21-101 together with National Instrument 23-101 – *Trading Rules* establish the framework within which all exchanges and ATSs must operate in Canada, ensuring that any marketplace operating in Canada meets standards designed to ensure fair and efficient markets. CNSX Markets is thus subject to the same regulatory framework and Commission oversight as the TSX and the TSX-V.[7] All of CNSX Markets' public interest rules and policies are subject to OSC approval following public notice and comment.

CNSX Markets admits to trading on an unrestricted basis every dealer that meets the conditions of admission (membership), provides equal access to services for each such dealer and has the power to discipline dealers for breaches of applicable rules.

The CNSX Markets' Market Structure

CNSX Markets presently operates two "markets": the Canadian National Stock Exchange, providing listing, trading and market information services for small and medium-sized public companies, and Pure Trading, a facility that provides trading and market information services for the securities of companies listed on designated Canadian stock exchanges (currently, the TSX and TSX-V, which are also designated offshore securities markets). All operations are carried out through CNSX Markets Inc., and "CNSX" and "Pure Trading" are used for branding purposes to distinguish between the two different facilities. Trading on Pure Trading (of securities listed on another exchange) occurs in a manner that is functionally the same as trading on U.S. exchanges pursuant to unlisted trading privileges. We note that the term "markets" is used here generically, as opposed to "marketplaces" which is the defined term in Canada for a regulated exchange, quotation and trade reporting system or ATS.

For both markets, investment dealers ("Dealers"), who must be Canadian registrants and members in good standing of the Investment Industry Regulatory Organization of Canada ("IIROC") (the successor to the Investment Dealers Association of Canada and Market Regulation Services Inc. ("RS"),[8] which is described later in this letter), must agree to be bound by CNSX Markets' rules (including the Universal Market Integrity Rules ("UMIR") applicable to trading on all Canadian marketplaces and CNSX Markets-specific trading rules) and to be subject to CNSX Markets' enforcement and disciplinary jurisdiction. CNSX Markets may refuse to accept an applicant, or accept an applicant subject to terms and conditions if it believes that

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[7] The TSX-V is the successor to CDNX, which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange (and later, the Winnipeg Stock Exchange), and on this basis, we understand it is also a designated offshore securities market. Both the TSX and TSX-V are wholly-owned subsidiaries of the TMX Group Inc.

[8] On June 1, 2008, RS merged with the Investment Dealers Association of Canada to form the Investment Industry Regulatory Organization of Canada ("IIROC"), the Canadian member firm and marketplace self-regulatory organization. IIROC performs a function similar to the Financial Industry Regulatory Authority ("FINRA") and the market regulation divisions of U.S. stock exchanges.

the Dealer will not comply with CNSX Markets requirements, is not qualified by reason of integrity, solvency, training or experience, or it is otherwise not in the public interest to accept such Dealer. Any Dealer who is refused acceptance, or granted acceptance on limited terms and conditions, will be provided with the reasons for the decision and has a right of appeal to the CNSX Markets Board and then to the OSC. However, once they have been approved, CNSX Dealers must comply with all CNSX Markets requirements.

A CNSX Dealer has access to both CNSX and Pure Trading. IIROC administers the same market regulation requirements for CNSX Markets to which the TSX and TSX-V are subject. These market regulation requirements include market surveillance, timely disclosure policy administration, trade desk compliance and investigations and enforcement. IIROC also monitors and enforces compliance with the CNSX Markets' Fair Prices rule. CNSX Markets performs the following additional regulatory functions not performed by IIROC: assessing market maker performance and monitoring ongoing compliance with CNSX Markets' order entry rules.

Both CNSX and Pure Trading are fully automated electronic central limit order books (continuous auction markets), functionally similar to the TSX and TSX-V marketplaces. Dealers with access are able to enter orders to buy or sell securities. Orders are queued in accordance with priority rules (price and time). When a match is made a trade occurs and is confirmed to the respective Dealers and to the Canadian Depository for Securities Limited ("CDS"), a recognized clearing agency, for settlement. CDS is the Canadian equivalent of The Depository Trust & Clearing Corporation ("DTCC"). CNSX Markets complies with the pre-trade and post-trade transparency requirements set out in NI 21-101.

CNSX

CNSX has its own entry-level listing standards (minimum working capital of at least $100,000, active business, minimum public distribution and integrity of principals) that allow the refusal of companies whose financial condition, capital structure or insiders give rise to market integrity concerns. With respect to the minimum public distribution for CNSX-listed stocks, CNSX has, as a minimum requirement, that at least 150 public holders own a total of at least 500,000 freely tradable shares of the company on listing, representing a minimum of 10% of the issued share capital, a requirement that is similar to that of other exchanges in Canada.

CNSX-listed issuers are also subject to ongoing enhanced disclosure requirements detailed below.

Enhanced Disclosure Model of Regulation for CNSX

CNSX-listed issuers are required to make extensive disclosures and are required to certify to CNSX that such disclosures are true and complete. CNSX listing rules govern material transactions and the issuer is required to ensure it complies with CNSX's rules. Fundamental changes (such as reverse takeovers) require advance approval.[9] CNSX conducts periodic and ad hoc reviews of a listed issuer's disclosures to ensure compliance with its rules.

Applications for listing on CNSX are supported by a listing statement (the "Listing Statement"). The Listing Statement includes prospectus-level disclosure, including specified consolidated financial information; Management's Discussion and Analysis; and audited and interim financial statements. It is reviewed by CNSX's listing team to ensure it is complete and that the company meets the minimum standards for listings. Insiders of applicants are required to complete Personal Information Forms, disclosing such things as prior criminal offences, regulatory enforcement actions and bankruptcy proceedings, and are subject to the same background investigations that are performed for companies listed on the TSX and TSX-V.

To be listed on CNSX an issuer must be a reporting issuer or the equivalent in a jurisdiction in Canada. All CNSX-listed issuers are automatically reporting issuers in Ontario, because CNSX Markets is a recognized exchange, and may also be a reporting issuer in one or more other provinces.

Reporting issuers are required by Canadian securities laws to file unaudited interim financial statements every quarter, annual audited financial statements and an Annual Information Form (which is the basic annual report required of all Canadian reporting issuers). All statutory continuous disclosure documents are required to be posted in The System for Electronic Document Analysis and Retrieval (SEDAR) and CNSX provides links to SEDAR as part of its Listing Disclosure Hall on the CNSX website at www.CNSX.ca (the "Website").

CNSX-listed issuers are required to disclose information over and above that mandated by applicable securities laws (see below), and must post and update that information on the Website, a central repository of issuer and trading information for investors. These disclosure obligations are comparable to (and, in many instances, higher than) those for issuers on the TSX or TSX-V. As noted above, in order to qualify for listing, CNSX Markets issuers prepare and post the Listing Statement. The Listing Statement itself must be updated annually and refiled, just like an Annual Information Form. To continue to qualify for listing, every CNSX issuer must post press releases to disclose all material information, along with notices of corporate transactions (similar to the documentation provided to the TSX and TSX-V by their listed issuers, which is considered public but which is not as easily available for viewing).

To maintain its listing, CNSX requires a listed issuer to file a Monthly Progress Report ("MPR") and a quarterly update to the Listing Statement (see Form 7 and Form 5, respectively, attached as Exhibit C). The MPR must be posted before the opening of trading on the fifth trading day of each month. The MPR is not intended to replace the issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post

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[9] Policy 8 of the CNSX Markets Issuer Policies.

the forms required by the CNSX Listing Policies. The MPR is intended to keep investors and the market informed of the issuer's ongoing business and management activities that occurred during the preceding month. Issuers are advised not to discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the CNSX Listing Policies. The discussion in the MPR must be factual, balanced and non-promotional. The quarterly update to the Listing Statement must include an update for investors, Management's Discussion and Analysis and the unaudited quarterly financials.

In addition to CNSX-specific rules, CNSX-listed issuers are subject to the same Canadian timely disclosure rules (*i.e.,* equivalent to SEC current report and U.S. stock exchange press release requirements) as TSX and TSX-V-listed issuers arising under Canadian securities laws, and those rules are administered and monitored by IIROC as the regulation service provider to CNSX Markets.

The disclosure requirements of CNSX are higher than those for issuers on the TSX or TSX-V in the following areas, which are each unique to CNSX:

1. the requirement for a MPR;

2. the requirement for a quarterly update to particular sections of the Listing Statement;

3. the requirement for an annual update to the Listing Statement (even if an Annual Information Form is not required);

4. the requirement to post the results of a securities placement; and

5. the requirement to file a Form 10, which obliges CNSX-listed issuers to make prompt public disclosure of significant transactions or developments (including but not limited to material acquisitions, dispositions, options and joint venture agreements or license agreements, as well as transactions or series of transactions with a related person).

The Website displays both the information posted by each CNSX-listed issuer and market data. Investors can access timely and meaningful disclosure concerning issuers, trading information and market data on the Website.

In addition to disclosure requirements, CNSX-listed issuers are subject to certification requirements. A senior officer or director of a CNSX-listed issuer is required to certify in the MPR that there is no material information concerning the issuer which has not been publicly disclosed, that all information in the MPR is true, and that the issuer is in compliance with all applicable securities legislation (as such term in defined in National Instrument 14-101) and all CNSX requirements (see Form 7 in Exhibit C). Similarly, a senior officer or director of a CNSX-listed issuer must certify in the quarterly update to the Listing Statement that there is no material information concerning the issuer which has not been publicly disclosed, that all information in the quarterly update is true, and that the issuer is in compliance with all applicable securities legislation and all CNSX requirements (see Form 5 in Exhibit C). A certification is also required with respect to significant corporate transactions or developments, including related party transactions (see Form 10 in Exhibit C). CNSX certification requirements ensure that issuers' management turn their minds to compliance with applicable rules, and help foster a compliance culture.

Monitoring compliance with the timely disclosure rules and surveillance of overall market integrity is performed by IIROC. IIROC also investigates potential instances of insider trading and market manipulation and forwards the results to the relevant securities commission(s) for follow-up action, including to FINRA and U.S. exchanges.[10] IIROC also directly enforces UMIR and its conduct rules against Dealers and their personnel. (Please note that IIROC carries out similar activities for Pure Trading, as applicable - i.e. any monitoring of issuer-related rules such as timely disclosure is already done on behalf of the listing exchange, but general market integrity surveillance is carried out on behalf of Pure Trading.)

CNSX undertakes periodic compliance reviews to determine issuers' compliance with applicable CNSX rules. These are on an ad-hoc basis (*e.g.*, following up on a complaint from an investor or IIROC) and a systematic basis (periodically reviewing an issuer's entire continuous disclosure record). CNSX Markets uses a risk analysis to prioritize reviews, similar to that used by the Commissions in their continuous disclosure review programs. CNSX does not make on-site inspections of listed issuers but IIROC does conduct periodic on-site inspections of Dealers.

CNSX's sanctions for issuer non-compliance include suspension and delisting.

Listing Fees

CNSX charges listed issuers an initial, one-time fee of $10,000 and a fixed maintenance fee of $300 per month ($3,600 per annum).

The Trading System

The Trading System (the "System") is screenbased and fully automated. The System provides Dealers with order display, including price and volume, recent trade history and other market information. The System is open for trading during regular trading hours on all business days. Dealers are able to access the System on a secure basis and are able to configure the display of the System to their individual preferences.

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[10] IIROC is an affiliate member of the Intermarket Surveillance Group, comprised of 31 exchanges around the world, including all major stock exchanges, whose mandate is to promote effective market surveillance among international exchanges. In addition, the CSA has an extensive cooperative enforcement relationship with the SEC. *See* the Memorandum of Understanding between the SEC and the OSC, and the Quebec and British Columbia securities authorities dated January 7, 1988.

CNSX has operated since inception with no significant interruption of trading. On October 17, 2008, CNSX Markets successfully migrated trading of CNSX-listed issuers to the same trading engine as for Pure Trading, which is more powerful.

Order Entry and Handling: Market Makers

CNSX provides trading fee incentives to Dealers willing to become market makers in an issuer's stock and market makers have an exclusive privilege to enter orders on behalf of another dealer (in their designated stocks). CNSX's system of voluntary market-making is open to all approved traders who are employed by any of CNSX's 87 participating Dealers. Market makers on CNSX are required to maintain a two-sided market. This ensures that, for those stocks with a market maker, there is always a bid or an offer available to any investor coming in through any Dealer. The number of securities that do not have a market maker varies from time to time. As of February 28, 2008, 70% of listed equity securities had at least one market maker posting bids and offers.

CNSX Trading Fees

The price schedule for trading equity securities (shares, warrants and rights) on CNSX is as follows:

For securities trading at or above $1.00, $0.0014 per share with a maximum fee of $50.00 and a minimum fee of $1.00 per trade. For securities trading below $1.00, $0.0006 per share with a maximum fee of $50.00 and a minimum fee of $1.00 per trade.

Odd lot trades are charged at the same rate per side with the maximum fee per side reduced to $0.50 and with no minimum fee.

Crosses are charged a flat fee of $9.75 per trade.

Designated Market Makers' passive orders, in their designated stocks, receive a credit of $.0003 per share per trade for stocks trading below $1.00 and $.0007 for stocks trading at or above $1.00, with a maximum credit of $25 per trade. This credit is also applied to any and all Market Maker odd lot trades in their designated stocks, to a maximum of $.50 per trade.

There are no monthly access fees for Dealers participating in CNSX.

Pure Trading

CNSX Markets' facility, Pure Trading, was the first competitor to the TSX in Canada to offer a fully electronic, continuous auction market trading TSX-listed securities. Like regional exchanges and ECNs in the United States, Pure Trading competes based upon speed, costs and the features of its trading system. Access to Pure Trading is available to all CNSX Dealers. Any

TSX-listed security is eligible to trade on Pure Trading as long as it has not been suspended or delisted by the TSX. In addition CNSX Markets and ITS Online Ltd. ("ITS") provide "Pure Compass," a smart order router, which offers clients the opportunity to connect to Canadian marketplaces (regulated exchanges, quotation and trade reporting systems and ATSs) with a single point of access that efficiently meets their regulatory and best execution obligations with a high capacity/low latency application.

As TSX-listed companies, such issuers are subject to the disclosure and other Canadian securities law requirements applicable to Canadian reporting issuers. As noted above, the TSX has been included in Rule 902(b) as a designated offshore securities market since the adoption of the rule and TSX-V has also been included. As a trading facility operated by a recognized Canadian stock exchange, Pure Trading is subject to the same OSC oversight as the TSX. Pure Trading operates on a state-of-the-art electronic trading platform that is licensed from NASDAQ-OMX and is used in several larger exchanges around the world.

Pure Trading Fees

Each CNSX Dealer must pay a one-time application fee of $2,500 plus GST with their completed application and a monthly basic trade fee of $500.

Trading fees and rebates in the continuous auction market on Pure Trading are based on the standard industry "active"/"passive" model. The "passive" side of each trade is the order that is entered into the electronic order book and is the "liquidity provider" while the "active" side is the order that is entered later and is matched with the passive order to create the trade. The active side of the trade is therefore the "liquidity taker" and is charged a fee while the passive side earns a rebate. The fees and rebates are currently as follows:

<u>For TSX-V securities:</u>

There is no fee charged for the passive side of a trade.

There is a fee of $0.50 for each "same day" active order resulting in a trade, no matter how many passive orders it interacts with. These fees are capped at $5,000 per month per participating dealer. Participating dealers may instead elect in advance to pay a fee of $3,000 per month for the right to remove an unlimited amount of liquidity, *i.e.*, they may place an unlimited number of active orders for $3,000 per month.

<u>For TSX securities:</u>

Securities trading for less than $1.00	
Fees to Take Liquidity	$0.0026
Liquidity Provider Rebate	
Monthly passive volume: X<=60MM shares	$0.0018

Monthly passive volume: X>60MM shares	$0.0022

Securities trading for $1.00 and above	
Fees to Take Liquidity	$0.0037
Liquidity Provider Rebate	
Monthly passive volume: X<=15MM shares	$0.0027
Monthly passive volume: X>15MM shares	$0.0032

Trades occurring in the market-on-open facility will have each side designated as active or passive, according to time priority, and will either be charged a fee or earn a rebate on the same terms as in the continuous auction market. Trades in debentures will not be included in the calculation of monthly passive volumes to determine the liquidity provider rebate, and will be priced accordingly.

Debentures or Notes (Per $1,000 Par Value)	
Fees to Take Liquidity	$0.09
Liquidity Provider Rebate	$0.07

Intentional crosses are not charged a fee and do not earn a rebate.

Market Activity

As shown on Exhibit D, in 2007, CNSX traded about 400 million securities in more than 32,000 trades with a value of approximately $230 million. The average trade value was $7,057 which reflects the fact that participation in the CNSX market is largely by retail investors rather than institutions. This compares with an average trade value of $5,184 on the TSX-V over the same period, which also has a largely retail investor base.

There are over 120 securities listed on CNSX (including Province of Manitoba Bonds) and the market capitalization of all securities listed on CNSX Markets is around $560 million. In 2007, CNSX-listed issuers raised more than $220 million in new capital, much of that after listing.

Volumes on Pure Trading regularly exceed 9 million shares per day. Pure Trading typically accounts for more than 5% of the combined national, daily trading activity in over 50 of the most actively traded Canadian-listed securities. See also Exhibit D.

Corporate Governance

CNSX Markets is a private company with its head office in Toronto and another office in Vancouver.

Independent Directors

CNSX Markets believes that arrangements with respect to the appointment, removal from office and functions of the persons ultimately responsible for making or enforcing the rules of CNSX Markets, namely, the governing body, are such as to ensure a proper balance between the interests of the different entities desiring access to the facilities of CNSX Markets and companies seeking to be listed on CNSX.

The constating documents of CNSX Markets as supplemented by a unanimous shareholders' agreement provide that its Board will have a minimum of five and a maximum of 13 directors. In order to ensure a diversity of representation on the Board, the recognition order provides that at least 50% of the Board shall be independent directors. An "independent" director is one who is not an associate or a partner, director, officer, employee or shareholder of a CNSX Dealer, an officer or employee of CNSX Markets or an affiliate, a person owning or exercising control over 10% or more of the outstanding voting securities of CNSX Markets (a "significant shareholder") or any affiliate or associate of any such person.

Accordingly, CNSX Markets' independent directors are individuals who are not connected with its significant shareholders, management or marketplace participants.

Capacity and Integrity of Systems

For each of its systems that support order entry, order routing, execution, data feeds, trade reporting and trade comparison, capacity and integrity requirements, CNSX Markets:

(a) on a reasonably frequent basis, and in any event, at least annually,

   (i) makes reasonable current and future capacity estimates;

   (ii) conducts capacity stress tests of critical systems to determine the ability of those systems to process transactions in an accurate, timely and efficient manner;

   (iii) develops and implements reasonable procedures to review and keep current the development and testing methodology of those systems;

   (iv) reviews the vulnerability of those systems and data centre computer operations to internal and external threats including physical hazards, and natural disasters; and

   (v) establishes reasonable contingency and business continuity plans;

(b) annually causes to be performed an independent review and written report, in accordance with established audit procedures and standards, of its controls for ensuring that it is in compliance with paragraph (a) and conducts a review by senior management of the report containing the recommendations and conclusions of the independent review; and

(c) promptly notifies the OSC of material systems failures and changes.

Current Capacity

The CNSX Markets trading systems have been built to meet initial and medium term requirements. In general terms the systems have been built to provide the highest possible availability, security and efficiency. All hardware and software components are duplicated within the architecture of the systems so as to provide for complete redundancy in the event of failure of any single component. This principle of design is fully extended to all aspects of CNSX Markets' operations to ensure that trading may continue at all times without interruption.

The initial system has been sized to provide sufficient capacity for levels of trading much higher than what is expected.

Future Capacity

On a monthly basis the capacity of the systems is compared to current and expected future market activity to ensure that the system continues to provide more than sufficient capacity so that CNSX Markets is able to operate with the highest availability and efficiency. The server technology, which provides the base for capacity and efficiency of the two markets, is easily expandable without interruption to service. At appropriate intervals data is transferred from the systems' databases to external storage devices so that CNSX Markets can ensure long term retention of all market data and provide for appropriate disaster recovery plans.

Contingency

As noted above, CNSX Markets' technology architecture, including the hosting environment and network connectivity, provide for complete redundancy and the highest levels of security for all components of the system. In essence, if one aspect of either system fails to function there is a duplicated component which will seamlessly take over that part of the operation. The systems are monitored 24 hours a day, 7 days a week, to ensure that all components continue to operate and remain secure. At least one member of CNSX Markets' technical staff is on call at all times to ensure that any repair is completed as soon as possible.

Initially CNSX Markets has ensured that its primary trading systems do not require an off-site back-up, except in the case of a major disaster, by designing each base system with complete redundancy for all components. Also, all trading information is stored at 15 minute intervals at a secure off-site location. In the event of a major disaster, CNSX Markets will have stored market data up to the time of the disaster and be able to reconstruct the affected market and the systems at a new site within approximately four weeks. Eventually, once the trading volumes and revenues grow to sufficient levels, CNSX Markets intends to build an off-site "hot" back-up system.

CNSX Markets Rules and Fees

Purpose of Rules

CNSX Markets has established rules, policies and other similar instruments ("Rules") that are necessary or appropriate to govern and regulate all aspects of its business and affairs to:

- foster compliance with securities legislation;
- prohibit fraudulent and manipulative acts and practices;
- promote just and equitable principles of trade;
- foster cooperation and coordination with persons or companies engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in, securities; and
- provide for appropriate discipline.

Disciplinary Rules

CNSX Markets has general disciplinary and enforcement provisions in its Rules that apply to any person or company subject to its regulation. Similarly to TSX and TSX-V, CNSX Markets has retained IIROC to act as agent for monitoring and enforcing compliance with its rules. CNSX Dealers are required to attorn to the jurisdiction of IIROC.

Due Process

CNSX Markets' requirements relating to access to the facilities of CNSX Markets, the imposition of limitations or conditions on access and denial of access are fair and reasonable. Parties are given an opportunity to be heard or make representations; and CNSX Markets keeps a record, gives reasons and provides for appeals of its decisions.

Fees

Any and all fees imposed by CNSX Markets are equitably allocated. They do not have the effect of creating barriers to access and are balanced with the criteria that CNSX Markets has sufficient revenues to satisfy its self-regulatory responsibilities.

The recognition order requires CNSX Markets' process for setting fees to be fair, appropriate and transparent.

Requirements for Classification as Designated Offshore Securities Market

Rule 902(b)(2) identifies seven factors that will be considered by the SEC in determining whether to classify a non-U.S. securities market as a designated offshore securities market. In adopting Regulation S, the SEC stated that Rule 902(b)(2) lists non-exclusive attributes that will be considered in making such designations, and that such designations will be made on a case-by-case basis through the interpretive letter process, based upon consideration of all the facts pertaining to a particular market.[11]

As indicated below, we submit that CNSX Markets has each of the attributes listed in Rule 902(b)(2).

A. Organization Under Foreign Law

CNSX Markets was incorporated under the *Business Corporations Act* (Ontario) ("OBCA")[12] on November 24, 2000. In addition, it is governed by provisions of the *Securities Act* (Ontario) ("OSA")[13] and NI 21-101.

B. Association with a Generally Recognized Community of Brokers, Dealers, Banks or Other Professional Intermediaries with an Established Operating History

CNSX Dealers are required to be members in good standing of IIROC (and therefore are all registered dealers in Canada). As such, they will be subject to IIROC rules with respect to sales practices, capital and margin and business conduct. Access to securities traded on CNSX Markets, including by non-Canadian broker-dealers is only through a CNSX Dealer. CNSX Markets does not grant them or allow them direct access from outside of Canada. CNSX Markets does not carry on business in the U.S. The 87 CNSX Dealers currently represent, in aggregate, approximately 99% of the domestic trading volumes in Canadian equity markets.

C. Oversight by a Governmental or Self-Regulatory Body

As a stock exchange, CNSX Markets is subject to the same oversight by the OSC as the TSX. OSC oversight includes:

a) Review and prior approval of all new rules and rule amendments, in accordance with the rule protocol attached to the recognition order (Exhibit B);

b) Quarterly filings to the OSC and the Exempting Regulators in accordance with Form 21-101F1;

c) Periodic on-site oversight reviews by OSC staff;

d) Quarterly update meetings with OSC staff; and

---

[11] *See* SEC Release No. 33-6863 (April 24, 1990).

[12] R.S.O. 1990, c. C.38, as am.

[13] R.S.O. 1990, c. S.5, as am.

e) An automation review programme ("ARP") with the OSC, similar to that developed by the SEC.

As noted above, all Dealers must be members of IIROC. This is because CNSX Markets, like the TSX and the TSX-V, does not itself perform "member" regulation. Instead, IIROC performs these functions in a manner similar to FINRA. In addition, also as noted above, IIROC performs market regulation functions such as market surveillance, trade desk compliance reviews, investigations and enforcement in a manner similar to the market regulation and surveillance divisions of U.S. stock exchanges. IIROC administers UMIR, which is a body of rules applicable to trading on all regulated equity marketplaces, governing such things as manipulative and deceptive trading practices, short sales, best execution and customer-principal trading.

CNSX Markets rules and policies, other than "housekeeping" rules, are filed with the OSC and published for public notice and comment prior to implementation, except for limited circumstances where there is an urgent need to implement a rule, in which case the rule will be effective immediately, subject to withdrawal if the OSC disapproves the rule, either before or following notice and comment. Housekeeping rules are filed with the OSC and are effective immediately.

Form 21-101F1 - *Information Statement Exchange or Quotation and Trade Reporting System*, contains other periodic reporting obligations.

D. Oversight Standards Set by an Existing Body of Law

The OSA provides that a person or company cannot carry on business as a stock exchange in Ontario unless it is recognized by the OSC or exempted from recognition by the OSC. The OSA imposes an obligation on a recognized stock exchange to regulate the operations and the standards of practice and business conduct of its members and their representatives in accordance with its by-laws, rules, regulations, policies, procedures, interpretations and practices.[14]

The OSA provides that the OSC may take any action it deems necessary in the public interest with respect to a recognized stock exchange. The OSA also provides for appeals of decisions of a recognized stock exchange to the OSC.

NI 21-101 sets additional requirements for stock exchanges (for example, that rules and admission standards must not be discriminatory or constitute an unreasonable burden on competition).

---

[14] OSA, Section 21.

E. Reporting of Securities Transactions on a Regular Basis to a Governmental Body or Self-Regulatory Body

As noted below, CNSX Markets' order books and trade and quote information are available on a real-time basis to subscribers and some of that information is also displayed on a delayed basis on the CNSX Markets website (which is divided into a CNSX and a Pure Trading website). Trades are completed in the trading system and reported immediately. IIROC receives a real-time feed to enable market monitoring and surveillance of both markets.

CNSX and Pure Trading information is disseminated via real time feeds with information that is essentially the same as the Level 1 and Level 2 feeds commonly used in the U.S. For securities traded on multiple marketplaces in Canada, data vendors have created feeds that consolidate order books and identify the marketplace on which any order is booked or on which any particular trade occurs. Clients of dealers receive trade confirmations that expressly state the marketplace(s) on which an order was filled or that an order may have been filled on multiple marketplaces and that the dealer will provide details of that information upon request. IIROC receives data from all marketplaces and consolidates it for regulatory purposes. We also understand that the Canadian Securities Administrators intend to approve an information processor under NI 21-101 in the near future.

F. A System for Exchange of Price Quotations through Common Communication Media

It is a requirement of recognition by the OSC that CNSX Markets produce and make available real time pre-trade and post-trade information (this is for both CNSX and Pure Trading). Details of CNSX Markets' order books, trades and quotes are made available in real time to data vendors directly, or indirectly through an agreement with TSX Datalinx, which also sells data from the TSX and the TSX-V. This market data is available internationally, including in the U.S.

The real-time market data is also used by order entry system vendors, who provide CNSX Dealers with the devices to access the markets operated by CNSX Markets.

As mentioned previously, some market data is available on a delayed basis on the CNSX and Pure Trading websites.

G. An Organized Clearance and Settlement System

All trades on the markets operated by CNSX Markets are cleared and settled through the facilities of CDS, which also clears and settles trades for, among other things, all the equity marketplaces in Canada including TSX and TSX-V.

Conclusion

We hereby request that CNSX Markets, including both CNSX and Pure Trading, be designated as a designated offshore securities market for the purposes of Regulation S. CNSX Markets is subject to extensive oversight and regulation in Canada and meets the criteria for recognition stated in Regulation S and used in assessing other international marketplaces. Such designation will aid in realizing Canadian securities policy objectives of promoting the development of competing marketplaces. Such designation will also help ensure that all investors trading in Canadian markets will have access to the best available prices, especially when reselling securities under Rule 904 of Regulation S.

CNSX Markets hereby applies for designation as a "designated offshore securities market" for the purposes of Regulation S promulgated under the Securities Act of 1933, as amended.

Please do not hesitate to contact me if you have any comments or questions on the foregoing at (202) 942-6302.

Very truly yours,



Laura Badian

cc: Robert Cook, President, CNSX Markets
Cindy Petlock, General Counsel and Corporate Secretary, CNSX Markets
Winfield Liu, Ontario Securities Commission
Susan Greenglass, Ontario Securities Commission
D. Grant Vingoe, Arnold & Porter LLP

EXHIBIT A
ORGANIZATIONAL CHART



CNSX Markets Inc.
Pure Trading
CNSX
Listings Regulation
Investigative Research and Disclosure
Market Operations
Market Access and Information
Market Supervision and Regulation
IT Systems
Business Development

EXHIBIT B
RECOGNITION ORDER

IN THE MATTER OF THE SECURITIES ACT, R.S.O. 1990, CHAPTER S.5, AS AMENDED (the "Act")

AND

IN THE MATTER OF CANADIAN TRADING AND QUOTATION INC.
RECOGNITION ORDER

(Section 21.2.1)

WHEREAS the Canadian Trading and Quotation System Inc. (CNQ) has applied for recognition as a quotation and trade reporting system pursuant to section 21.2.1 of the Act;

AND WHEREAS CNQ will operate a screen-based, automated electronic marketplace;

AND WHEREAS CNQ has agreed to the terms and conditions set out in Schedule A;

AND WHEREAS the Commission has received certain representations and undertakings from CNQ in connection with CNQ's application for recognition as a quotation and trade reporting system;

AND WHEREAS the Commission has determined that the recognition of CNQ would not be prejudicial to the public interest;

The Commission hereby recognizes CNQ as a quotation and trade reporting system pursuant to section 21.2.1 of the Act, subject to the terms and conditions attached at Schedule A.

DATED February 28, 2003.

"Paul Moore" "Howard Wetston"

SCHEDULE A

TERMS AND CONDITIONS

1. CORPORATE GOVERNANCE

(a) CNQ's arrangements with respect to the appointment, removal from office and functions of the persons ultimately responsible for making or enforcing the rules, policies and other similar instruments (Rules) of CNQ, namely, the governing body, are such as to ensure a proper balance between the interests of the different entities desiring access to the facilities of CNQ (CNQ Dealer) and companies seeking to be quoted on CNQ (CNQ Issuer), and a reasonable number and proportion of directors will be "independent" in order to ensure diversity of representation on the Board. An independent director is a director that is not:

i) an associate, director, officer or employee of a CNQ Dealer;

ii) an officer or employee of CNQ or its affiliates;

iii) an associate, director, officer or employee of any person or company who owns or controls, directly or indirectly, over 10% of CNQ; or

iv) a person who owns or controls, directly or indirectly, over 10% of CNQ.

In particular, CNQ will ensure that at least fifty per cent (50%) of its directors will be independent. In the event that at any time CNQ fails to meet such requirement, it will promptly remedy such situation.

(b) Without limiting the generality of the foregoing, CNQ's governance structure provides for:

(i) fair and meaningful representation on its governing body, in the context of the nature and structure of CNQ, and any governance committee thereto and in the approval of Rules;

(ii) appropriate representation of independent directors on any CNQ Board committees; and

(iii) appropriate qualifications, remuneration, conflict of interest provisions and limitation of liability and indemnification protections for directors and officers and employees of CNQ generally.

2. FITNESS

In order to ensure that CNQ operates with integrity and in the public interest, each person or company that owns or controls, directly or indirectly, more than 10% of CNQ and each officer or director of CNQ is a fit and proper person and the past conduct of each person or company that owns or controls, directly or indirectly, more than 10% of CNQ and each officer or director of CNQ affords reasonable grounds for belief that the business of CNQ will be conducted with integrity.

3. **FAIR AND APPROPRIATE FEES**

(a) Any and all fees imposed by CNQ will be equitably allocated. Fees will not have the effect of creating barriers to access and must be balanced with the criteria that CNQ will have sufficient revenues to satisfy its responsibilities.

(b) CNQ's process for setting fees will be fair, appropriate and transparent.

4. **ACCESS**

(a) CNQ's requirements permit all properly registered dealers that are members of a recognized SRO and satisfy access requirements established by CNQ to access the facilities of CNQ.

(b) Without limiting the generality of the foregoing, CNQ will:

(i) establish written standards for granting access to CNQ Dealers trading on CNQ;

(ii) not unreasonably prohibit or limit access by a person or company to services offered by it; and

(iii) keep records of

(A) each grant of access including, for each CNQ Dealer, the reasons for granting such access, and

(B) each denial or limitation of access, including the reasons for denying or limiting access to any applicant.

5. **FINANCIAL VIABILITY**

(a) CNQ will maintain sufficient financial resources for the proper performance of its functions.

(b) CNQ will calculate and report those financial ratios described below to permit trend analysis and provide an early warning signal with respect to the financial health of the company.

(c) CNQ will maintain: (i) a liquidity measure greater than or equal to zero; (ii) a debt to cash flow ratio less than or equal to 4.0/1; and (iii) a leverage ratio less than or equal to 4.0/1. For this purpose:

(i) liquidity measure is:

(working capital + borrowing capacity)
- 2 (adjusted budgeted expenses + adjusted capital expenditures – adjusted revenues)

where:

(A) working capital is current assets minus current liabilities,

(B) borrowing capacity is the principal amount of long term debt available to be borrowed under loan or credit agreements that are in force,

(C) adjusted budgeted expenses are 95% of the expenses (other than depreciation and other non-cash items) provided for in the budget for the current fiscal year,

(D) adjusted capital expenditures are 50% of average capital expenditures for the previous three fiscal years, (except that in each of the first three years, adjusted capital expenditures shall be determined as follows:

- in the first year after recognition (Year 1), 50% of 1/3rd of Start Up Capital Expenditures;
- in the second year after recognition (Year 2), 50% of [1/3rd (2/3rd Start-up Capital Expenditures plus Year 1 Capital Expenditures)]; and,
- in the second year after recognition (Year 3), 50%[1/3rd(1/3rd Start-up Capital Expenditures plus Year 1 Capital Expenditures plus Year 2 Capital Expenditures)]

where Start-up Capital Expenditures are the total Capital Expenditures prior to the commencement of quotation and trading on CNQ and

(E) adjusted revenues are 80% of revenues plus 80% of investment income for the previous fiscal year,

(ii) debt to cash flow ratio is the ratio of total debt (including any line of credit drawdowns, term loans (current and long-term portions) and debentures, but excluding accounts payables, accrued expenses and other liabilities) to EBITDA (or earnings before interest, taxes depreciation and amortization) for the previous month multiplied by 12, and

(iii) financial leverage ratio is the ratio of total assets to shareholders' equity,

in each case following the same accounting principles as those used for the audited financial statements of CNQ, except as provided in paragraphs "h" and "i" below.

(d) On a quarterly basis (along with the quarterly financial statements required to be filed pursuant to paragraph 10), CNQ will report to the Commission the monthly calculation of the liquidity measure and debt to cash flow and financial leverage ratios, the appropriateness of the calculations and whether any alternative calculations should be considered.

(e) Except as provided in "g" below, if CNQ fails to maintain any of the liquidity measure, the debt to cash flow ratio or the financial leverage ratio in any month, it shall immediately report to the Commission or its staff.

(f) Except as provided in "g" below, if CNQ fails to maintain any of the liquidity measure, the debt to cash flow ratio or the financial leverage ratio for a period of more than three months, its President will immediately deliver a letter advising the Commission or its staff of the reasons for the continued ratio deficiencies and the steps being taken to rectify the problem, and CNQ will not, without the prior approval of a Director of the Commission, make any capital expenditures not already reflected in the financial statements, or make any loans, bonuses, dividends or other distributions of assets to any director, officer, related company or shareholder until the deficiencies have been eliminated for at least six months.

(g) Recognizing that CNQ is a start-up operation expecting to incur losses during the first year of operations, paragraphs "e" and "f" above shall not apply during the first year of operations if the debt to cash flow ratio is negative or greater than 4.0/1, but CNQ will not, without the permission of the Director, make any loans, bonuses, cash dividends or other distributions of assets to any director, officer, related company or shareholder until the deficiencies have been eliminated for six months, except for bonuses payable to employees under a profit sharing bonus plan included in the forecast financial statements provided to the Commission as part of the application for recognition.

(h) CNQ may recognize the subordinated, convertible debentures described in the term sheet dated November 29, 2002 ("Subordinated, Convertible Debentures") as equity for the purposes of calculating the financial ratios in paragraph "c" above, provided that:

   (i) the amount of the Subordinated, Convertible Debentures recognized as equity should not exceed $5,000,000;

   (ii) CNQ shall not repay the Subordinated, Convertible Debentures or pay cash interest on the Subordinated, Convertible Debentures if such payment will result in CNQ not meeting the financial ratios; and

   (iii) prior to making a cash interest payment or principal repayment, CNQ should demonstrate to the satisfaction of the Commission that it will continue to meet the financial ratios after payment.

(i) CNQ may recognize the debts owed by CNQ described in the subordinated agreement dated December 23, 2002 between 1141216 Ontario Limited, Wendsley Lake Corporation, CNQ and The Business, Engineering, Science & Technology Discoveries Fund Inc. ("Junior Debt") as equity for the purposes of calculating the financial ratios in paragraph "c" above, provided that:

(i) CNQ shall not repay the Junior Debt or pay cash interest on the Junior Debt if such payment will result in CNQ not meeting the financial ratios; and

(ii) prior to making a cash interest payment or principal repayment, CNQ should demonstrate to the satisfaction of the Commission that it will continue to meet the financial ratios after payment.

6. REGULATION

(a) CNQ will maintain its ability to perform its regulation functions including setting requirements governing the conduct of CNQ Dealers and CNQ Issuers and disciplining CNQ Dealers and CNQ Issuers.

(b) CNQ has retained and will continue to retain Market Regulation Services Inc. (RS Inc.) as a regulation services provider to provide, as agent for CNQ, certain regulation services which have been approved by the Commission. CNQ will provide to the Commission, on an annual basis, a list outlining the regulation services performed by RS Inc. and the regulation services performed by CNQ. All amendments to those listed services are subject to the prior approval of the Commission.

(c) CNQ will provide the Commission with an annual report with such information regarding its affairs as may be requested from time to time. The annual report will be in such form as may be specified by the Commission from time to time.

(d) CNQ will perform all other regulation functions not performed by RS Inc.

(e) Management of CNQ (including the President and CEO) will at least annually assess the performance by RS Inc. of its regulation functions and report to the Board, together with any recommendations for improvements. CNQ will provide the Commission with copies of such reports and shall advise the Commission of any proposed actions arising therefrom.

(f) CNQ shall provide the Commission with the information set out in Appendix A, as amended from time to time.

7. CAPACITY AND INTEGRITY OF SYSTEMS

For each of its systems that support order entry, order routing, execution, data feeds, trade reporting and trade comparison, capacity and integrity requirements, CNQ will:

(a) on a reasonably frequent basis, and in any event, at least annually,

(i) make reasonable current and future capacity estimates;

(ii) conduct capacity stress tests of critical systems to determine the ability of those systems to process transactions in an accurate, timely and efficient manner;

(iii) develop and implement reasonable procedures to review and keep current the development and testing methodology of those systems;

(iv) review the vulnerability of those systems and data centre computer operations to internal and external threats including physical hazards, and natural disasters;

(v) establish reasonable contingency and business continuity plans;

(b) annually, cause to be performed an independent review and written report, in accordance with established audit procedures and standards, of its controls for ensuring that it is in compliance with paragraph (a) and conduct a review by senior management of the report containing the recommendations and conclusions of the independent review; and

(c) promptly notify the Commission of material systems failures and changes.

8. **PURPOSE OF RULES**

(a) CNQ will establish Rules that are necessary or appropriate to govern and regulate all aspects of its business and affairs.

(b) More specifically, CNQ will ensure that:

(i) the Rules are designed to:

(A) ensure compliance with securities legislation;

(B) prevent fraudulent and manipulative acts and practices;

(C) promote just and equitable principles of trade;

(D) foster cooperation and coordination with persons or companies engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in, securities; and

(E) provide for appropriate discipline.

(ii) the Rules do not:

(A) permit unreasonable discrimination among CNQ Issuers and CNQ Dealers; or

(B) impose any burden on competition that is not necessary or appropriate in furtherance of securities legislation.

(iii) the Rules are designed to ensure that its business is conducted in a manner so as to afford protection to investors.

9. RULES AND RULE-MAKING

CNQ will comply with the rule review process set out in Appendix B, as amended from time to time, concerning Commission approval of changes in its Rules.

10. FINANCIAL STATEMENTS

CNQ will file unaudited quarterly financial statements within 60 days of each quarter end and audited annual financial statements within 90 days of each year end, prepared in accordance with generally accepted accounting principles.

11. DISCIPLINE RULES

(a) CNQ will ensure, through Market Regulation Services Inc. and otherwise, that any person or company subject to its regulation is appropriately disciplined for violations of securities legislation and the Rules.

(b) CNQ will have general disciplinary and enforcement provisions in its Rules that will apply to any person or company subject to its regulation.

12. DUE PROCESS

CNQ will ensure that:

(a) its requirements relating to access to the facilities of CNQ, the imposition of limitations or conditions on access and denial of access are fair and reasonable;

(b) parties are given an opportunity to be heard or make representations; and

(c) it keeps a record, gives reasons and provides for appeals of its decisions.

13. INFORMATION SHARING

CNQ will share information and otherwise co-operate with the Commission and its staff, the Canadian Investor Protection Fund, other Canadian exchanges and recognized self-regulatory organizations and regulatory authorities responsible for the supervision or regulation of securities firms and financial institutions.

14. ISSUER REGULATION

(a) CNQ has sufficient authority over its Issuers.

(b) CNQ carries out appropriate review procedures to monitor and enforce Issuer compliance with the Rules.

(c) CNQ will amend its Policies and Forms, from time to time, at the request of the Director, Corporate Finance, to reflect changes to the disclosure requirements of Ontario securities law.

15. CLEARING AND SETTLEMENT

CNQ has appropriate arrangements in place for clearing and settlement through a clearing agency recognized by the Commission for the purposes of the *Securities Act* (Ontario).

16. TRANSPARENCY REQUIREMENTS

CNQ will comply with the pre-trade and post-trade transparency requirements set out in National Instrument 21-101 Marketplace Operation.

17. ADDITIONAL INFORMATION

(a) CNQ has completed and submitted Form 21-101F1 (including the exhibits) to the Commission.

(b) CNQ will provide the Commission with any additional information the Commission may require from time to time.

Appendix A

Information to be filed

1. Quarterly Reporting on Exemptions or Waivers Granted

On a quarterly basis, CNQ will submit to the Commission a report summarizing all exemptions or waivers granted pursuant to the rules, policies or other similar Instruments (Rules) to any CNQ Dealer or CNQ Issuer during the period. This summary should include the following information:

(a) The name of the CNQ Dealer or CNQ Issuer;

(b) The type of exemption or waiver granted during the period

(c) Date of the exemption or waiver, and

(d) A description of CNQ staff's reason for the decision to grant the exemption or waiver.

2. Quarterly Reporting on Quotation Applications

On a quarterly basis, CNQ will submit to the Commission a report containing the following information:

(a) The number of quotation applications filed;

(b) The number of quotation applications that were accepted;

(c) The number of quotation applications that were rejected and the reasons for rejection, by category;

(d) The number of quotation applications that were withdrawn or abandoned and, if known, the reasons why the application was withdrawn or abandoned, by category;

(e) The number of quotation applications filed by CNQ Issuers as a result of a Fundamental Change;

(f) The number of quotation applications filed by CNQ Issuers as a result of a Fundamental Change that were accepted;

(g) The number of quotation applications filed by CNQ Issuers as a result of a Fundamental Change that were that were rejected and the reasons for rejection, by category;

(h) The number of quotation applications filed by CNQ Issuers as a result of a

Fundamental Change that were withdrawn or abandoned and, if known, the reasons why the application was withdrawn or abandoned, by category.

In each of the foregoing cases, the numbers shall be broken down by industry category and in any other manner that a Director of the Commission requests.

3. Notification of suspensions and disqualifications

If a CNQ Issuer has been suspended or disqualified from qualification for quotation, CNQ will immediately issue a press release setting out the reasons for the suspension and file this information with the Commission.

Appendix B

Rule Review Process

1. CNQ will file with the Commission each new or amended rule, policy and other similar instrument (Rules) adopted by its Board.

2. More specifically, CNQ will file the following information:

   (a) the proposed Rule;

   (b) a notice of publication including:

      (i) a description of the proposed Rule and its impact;

      (ii) a concise statement, together with supporting analysis, of the nature, purpose and effect of the Rule;

      (iii) the possible effects of the Rule on marketplace participants, competition and the costs of compliance;

      (iv) a description of the rule-making process, including a description of the context in which the proposed Rule was developed, the process followed, the issues considered, the consultation process undertaken, the alternative approaches considered and the reasons for rejecting the alternatives;

      (v) where the proposed Rule requires technological changes to be made by CNQ, CNQ Dealers or CNQ Issuers, CNQ will provide a description of the implications of the Rule and, where possible, an implementation plan, including a description of how the Rule will be implemented and the timing of the implementation; and

      (vi) a reference to other jurisdictions including an indication as to whether another regulator in Canada, the United States or another jurisdiction has a comparable rule or has made or is contemplating making a comparable rule and, if applicable, a comparison of the proposed Rule to the rule of the other jurisdiction.

3. The Commission will publish for a 30 day comment period in its bulletin or on its website the notice filed by CNQ and the proposed Rule. If amendments to the Rule are necessary as a result of comments received, the Commission shall have discretion to determine whether the Rule should be re-published for comment.

4. A Rule will be effective as of the date of Commission approval or on a date determined by CNQ, whichever is later.

5. If CNQ is of the view that there is an urgent need to implement a Rule, CNQ may make a Rule effective immediately upon approval by CNQ's board of directors provided that CNQ:

   (a) provides the Commission with written notice of the urgent need to implement the Rule prior to the submission of the Rule to CNQ's board of directors; and

   (b) includes in the notice referenced in 2(b)(ii) an analysis in support of the need for immediate implementation of the Rule.

6. If the Commission does not agree that immediate implementation is necessary, the Commission will advise CNQ that is disagrees and provide the reasons for its disagreement. If no notice is received by CNQ within 5 business days of the Commission receiving CNQ's notification, CNQ shall assume that the Commission agrees with its assessment.

7. A Rule that is implemented immediately shall be published, reviewed and approved in accordance with the procedure set out above. Where the Commission subsequently disapproves a Rule that was implemented immediately, CNQ shall repeal the Rule and publish a notice informing its marketplace participants.

8. The terms, conditions and procedures set out in this section may be varied or waived by the Commission. A waiver or variation may be specific or general and may be made for a time or for all time.

IN THE MATTER OF

THE SECURITIES ACT, R.S.O. 1990,

CHAPTER S.5, AS AMENDED (the "Act")

AND

IN THE MATTER OF

CANADIAN TRADING AND QUOTATION INC.

RECOGNITION ORDER

(Section 21 of the Act)

AND

REVOCATION ORDER

(Section 144 of the Act)

WHEREAS the Commission issued an order dated February 28, 2003, recognizing the Canadian Trading and Quotation System Inc. (CNQ) as a quotation and trade reporting system (QTRS) pursuant to section 21.2.1 of the Act (QTRS Recognition Order);

AND WHEREAS CNQ has now applied for recognition as a stock exchange pursuant to section 21 of the Act so that issuers traded on CNQ will automatically become reporting issuers in Ontario upon acceptance for trading on CNQ;

AND WHEREAS CNQ has agreed to be recognized as a stock exchange on substantially similar terms and conditions as contained in the QTRS Recognition Order;

AND WHEREAS CNQ requests that the QTRS Recognition Order be rescinded so that it will be recognized only as a stock exchange;

AND WHEREAS CNQ is operating a screen-based, automated electronic marketplace;

AND WHEREAS the Commission has received certain representations and undertakings from CNQ in connection with CNQ's application for recognition as a stock exchange;

AND WHEREAS CNQ's application for recognition as a stock exchange incorporates by reference its application for recognition as a QTRS dated July 16, 2002, modified only to reflect the fact that CNQ has now commenced trading operations;

AND WHEREAS the Commission has determined that the recognition of CNQ as a stock exchange on substantially similar terms and conditions as in the QTRS Recognition Order would not be prejudicial to the public interest;

THE COMMISSION hereby recognizes CNQ as a stock exchange pursuant to section 21of the Act, subject to the terms and conditions attached at Schedule A, and revokes the QTRS Recognition Order pursuant to section 144 of the Act.

May 7, 2004.

"David A. Brown" "Susan Wolburgh Jenah" "Robert L. Shirriff"

SCHEDULE A

TERMS AND CONDITIONS

1. CORPORATE GOVERNANCE

(a) CNQ's arrangements with respect to the appointment, removal from office and functions of the persons ultimately responsible for making or enforcing the rules, policies and other similar instruments (Rules) of CNQ, namely, the governing body, are such as to ensure a proper balance between the interests of the different entities desiring access to the facilities of CNQ (CNQ Dealer) and companies seeking to be quoted on CNQ (CNQ Issuer), and a reasonable number and proportion of directors will be "independent" in order to ensure diversity of representation on the Board. An independent director is a director that is not:

i) an associate, director, officer or employee of a CNQ Dealer;

ii) an officer or employee of CNQ or its affiliates;

iii) an associate, director, officer or employee of any person or company who owns or controls, directly or indirectly, over 10% of CNQ; or

iv) a person who owns or controls, directly or indirectly, over 10% of CNQ.

In particular, CNQ will ensure that at least fifty per cent (50%) of its directors will be independent. In the event that at any time CNQ fails to meet such requirement, it will promptly remedy such situation.

(b) Without limiting the generality of the foregoing, CNQ's governance structure provides for:

(i) fair and meaningful representation on its governing body, in the context of the nature and structure of CNQ, and any governance committee thereto and in the approval of Rules;

(ii) appropriate representation of independent directors on any CNQ Board committees; and

(iii) appropriate qualifications, remuneration, conflict of interest provisions and limitation of liability and indemnification protections for directors and officers and employees of CNQ generally.

2. FITNESS

In order to ensure that CNQ operates with integrity and in the public interest, each person or company that owns or controls, directly or indirectly, more than 10% of CNQ and each officer or director of CNQ is a fit and proper person and the past conduct of each person or company that owns or controls, directly or indirectly, more than 10% of CNQ and each officer or director of CNQ affords reasonable grounds for belief that the business of CNQ will be conducted with integrity.

3. FAIR AND APPROPRIATE FEES

(a) Any and all fees imposed by CNQ will be equitably allocated. Fees will not have the effect of creating barriers to access and must be balanced with the criteria that CNQ will have sufficient revenues to satisfy its responsibilities.

(b) CNQ's process for setting fees will be fair, appropriate and transparent.

4. ACCESS

(a) CNQ's requirements permit all properly registered dealers that are members of a recognized SRO and satisfy access requirements established by CNQ to access the facilities of CNQ.

(b) Without limiting the generality of the foregoing, CNQ will:

(i) establish written standards for granting access to CNQ Dealers trading on CNQ;

(ii) not unreasonably prohibit or limit access by a person or company to services offered by it; and

(iii) keep records of

(A) each grant of access including, for each CNQ Dealer, the reasons for granting such access, and

(B) each denial or limitation of access, including the reasons for denying or limiting access to any applicant.

5. FINANCIAL VIABILITY

(a) CNQ will maintain sufficient financial resources for the proper performance of its functions.

(b) CNQ will calculate and report those financial ratios described below to permit trend analysis and provide an early warning signal with respect to the financial health of the company.

(c) CNQ will maintain: (i) a liquidity measure greater than or equal to zero; (ii) a debt to cash flow ratio less than or equal to 4.0/1; and (iii) a leverage ratio less than or equal to 4.0/1. For this purpose:

(i) liquidity measure is:

(working capital + borrowing capacity) - 2 (adjusted budgeted expenses + adjusted capital expenditures - - adjusted revenues)

where:

A) working capital is current assets minus current liabilities,

B) borrowing capacity is the principal amount of long term debt available to be borrowed under loan or credit agreements that are in force,

C) adjusted budgeted expenses are 95% of the expenses (other than depreciation and other non-cash items) provided for in the budget for the current fiscal year,

D) adjusted capital expenditures are 50% of average capital expenditures for the previous three fiscal years, except that in each of the first three years, adjusted capital expenditures shall be determined as follows:

- in the first year after February 28, 2003 (Year 1), 50% of 1/3rd of Start Up Capital Expenditures;

- in the second year after February 28, 2003 (Year 2), 50% of [1/3rd (2/3rd Start-up Capital Expenditures plus Year 1 Capital Expenditures)]; and,

- in the third year after February 28, 2003 (Year 3), 50%[1/3rd(1/3rd Start-up Capital Expenditures plus Year 1 Capital Expenditures plus Year 2 Capital Expenditures)]

where Start-up Capital Expenditures are the total Capital Expenditures prior to July 25, 2003, and

E) adjusted revenues are 80% of revenues plus 80% of investment income for the previous fiscal year, except that in each of the first two years after recognition as a stock exchange, adjusted revenues shall be calculated as 80% of revenues plus 80% of investment income as forecasted on April 7, 2004,

(ii) debt to cash flow ratio is the ratio of total debt (including any line of credit drawdowns, term loans (current and long-term portions) and debentures, but excluding accounts payables, accrued expenses and other liabilities) to EBITDA (or earnings before interest, taxes depreciation and amortization) for the previous month multiplied by 12, and

(iii) financial leverage ratio is the ratio of total assets to shareholders' equity,

in each case following the same accounting principles as those used for the audited financial statements of CNQ, except as provided in paragraphs "h" and "i" below.

(d) On a quarterly basis (along with the quarterly financial statements required to be filed pursuant to paragraph 10), CNQ will report to the Commission the monthly calculation of the liquidity measure and debt to cash flow and financial leverage ratios, the appropriateness of the calculations and whether any alternative calculations should be considered.

(e) Except as provided in "g" below, if CNQ fails to maintain any of the liquidity measure, the debt to cash flow ratio or the financial leverage ratio in any month, it shall immediately report to the Commission or its staff.

(f) Except as provided in "g" below, if CNQ fails to maintain any of the liquidity measure, the debt to cash flow ratio or the financial leverage ratio for a period of more than three months, its President will immediately deliver a letter advising the Commission or its staff of the reasons for the continued ratio deficiencies and the steps being taken to rectify the problem, and CNQ will not, without the prior approval of a Director of the Commission, make any capital expenditures not already reflected in the financial statements, or make any loans, bonuses, dividends or other distributions of assets to any director, officer, related company or shareholder until the deficiencies have been eliminated for at least six months.

(g) Recognizing that CNQ is a start-up operation expecting to incur losses, the following apply during the first two years of operations after recognition as a stock exchange:

(i) paragraphs "e" and "f" above shall not apply if the debt to cash flow ratio is negative or greater than 4.0/1, but CNQ will not, without the permission of the Director, make any loans, bonuses, cash dividends or other distributions of assets to any director, officer, related company or shareholder until the deficiencies have been eliminated for six months, except for bonuses payable to employees under a profit sharing bonus plan included in the forecast financial statements provided to the Commission as part of the application for recognition, and

(ii) on a quarterly basis (along with the quarterly financial statements required to be filed pursuant to paragraph 10), CNQ will provide the Commission with the following:

A) a comparison of the revenues and expenses incurred by CNQ with the revenues and expenses forecasted on April 7, 2004, for each of the months, and

B) for each revenue item whose actual was lower than its forecasted amount by 15% or more, and for each expense item whose actual was higher than its forecasted amount by 15% or more, the reasons for the variance and the steps that will be or have been taken to address any issues arising from the variance.

(h) CNQ may recognize the subordinated, convertible debentures described in the term sheet dated November 29, 2002 ("Subordinated, Convertible Debentures") as equity for the purposes of calculating the financial ratios in paragraph "c" above, provided that:

(i) the amount of the Subordinated, Convertible Debentures recognized as equity should not exceed $5,000,000;

(ii) CNQ shall not repay the Subordinated, Convertible Debentures or pay cash interest on the Subordinated, Convertible Debentures if such payment will result in CNQ not meeting the financial ratios; and

(iii) prior to making a cash interest payment or principal repayment, CNQ should demonstrate to the satisfaction of the Commission that it will continue to meet the financial ratios after payment.

(i) CNQ may recognize the debts owed by CNQ described in the subordinated agreement dated December 23, 2002 between 1141216 Ontario Limited, Wendsley Lake Corporation, CNQ and The Business, Engineering, Science & Technology Discoveries Fund Inc. ("Junior Debt") as equity for the purposes of calculating the financial ratios in paragraph "c" above, provided that:

(i) CNQ shall not repay the Junior Debt or pay cash interest on the Junior Debt if such payment will result in CNQ not meeting the financial ratios; and

(ii) prior to making a cash interest payment or principal repayment, CNQ should demonstrate to the satisfaction of the Commission that it will continue to meet the financial ratios after payment.

6. REGULATION

(a) CNQ will maintain its ability to perform its regulation functions including setting requirements governing the conduct of CNQ Dealers and CNQ Issuers and disciplining CNQ Dealers and CNQ Issuers.

(b) CNQ has retained and will continue to retain Market Regulation Services

Inc. (RS Inc.) as a regulation services provider to provide, as agent for CNQ, certain regulation services which have been approved by the Commission. CNQ will provide to the Commission, on an annual basis, a list outlining the regulation services performed by RS Inc. and the regulation services performed by CNQ. All amendments to those listed services are subject to the prior approval of the Commission.

(c) CNQ will provide the Commission with an annual report with such information regarding its affairs as may be requested from time to time. The annual report will be in such form as may be specified by the Commission from time to time.

(d) CNQ will perform all other regulation functions not performed by RS Inc.

(e) Management of CNQ (including the President and CEO) will at least annually assess the performance by RS Inc. of its regulation functions and report to the Board, together with any recommendations for improvements. CNQ will provide the Commission with copies of such reports and shall advise the Commission of any proposed actions arising therefrom.

(f) CNQ shall provide the Commission with the information set out in Appendix A, as amended from time to time.

7. CAPACITY AND INTEGRITY OF SYSTEMS

For each of its systems that support order entry, order routing, execution, data feeds, trade reporting and trade comparison, capacity and integrity requirements, CNQ will:

(a) on a reasonably frequent basis, and in any event, at least annually,

(i) make reasonable current and future capacity estimates;

(ii) conduct capacity stress tests of critical systems to determine the ability of those systems to process transactions in an accurate, timely and efficient manner;

(iii) develop and implement reasonable procedures to review and keep current the development and testing methodology of those systems;

(iv) review the vulnerability of those systems and data centre computer operations to internal and external threats including physical hazards, and natural disasters;

(v) establish reasonable contingency and business continuity plans;

(b) annually, cause to be performed an independent review and written report, in accordance with established audit procedures and standards, of its controls for ensuring that it is in compliance with paragraph (a) and conduct a review by senior management of the report containing the recommendations and conclusions of the independent review; and

(c) promptly notify the Commission of material systems failures and changes.

8. PURPOSE OF RULES

(a) CNQ will establish Rules that are necessary or appropriate to govern and regulate all aspects of its business and affairs.

(b) More specifically, CNQ will ensure that:

(i) the Rules are designed to:

(A) ensure compliance with securities legislation;

(B) prevent fraudulent and manipulative acts and practices;

(C) promote just and equitable principles of trade;

(D) foster cooperation and coordination with persons or companies engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in, securities; and

(E) provide for appropriate discipline.

(ii) the Rules do not:

(A) permit unreasonable discrimination among CNQ Issuers and CNQ Dealers; or

(B) impose any burden on competition that is not necessary or appropriate in furtherance of securities legislation.

(iii) the Rules are designed to ensure that its business is conducted in a manner so as to afford protection to investors.

9. RULES AND RULE-MAKING

CNQ will comply with the rule review process set out in Appendix B, as amended from time to time, concerning Commission approval of changes in its Rules.

10. FINANCIAL STATEMENTS

CNQ will file unaudited quarterly financial statements within 60 days of each quarter end and audited annual financial statements within 90 days of each year end, prepared in accordance with generally accepted accounting principles.

11. DISCIPLINE RULES

(a) CNQ will ensure, through Market Regulation Services Inc. and otherwise, that any person or company subject to its regulation is appropriately disciplined for violations of securities legislation and the Rules.

(b) CNQ will have general disciplinary and enforcement provisions in its Rules that will apply to any person or company subject to its regulation.

12. DUE PROCESS

CNQ will ensure that:

(a) its requirements relating to access to the facilities of CNQ, the imposition of limitations or conditions on access and denial of access are fair and reasonable;

(b) parties are given an opportunity to be heard or make representations; and

(c) it keeps a record, gives reasons and provides for appeals of its decisions.

13. INFORMATION SHARING

CNQ will share information and otherwise co-operate with the Commission and its staff, the Canadian Investor Protection Fund, other Canadian exchanges and recognized self-regulatory organizations and regulatory authorities responsible for the supervision or regulation of securities firms and financial institutions.

14. ISSUER REGULATION

(a) CNQ will ensure that only the issuers set out in Appendix C, as amended from time to time, are eligible for listing, provided that upon application by CNQ made at any time after May 15, 2005, the Commission may amend or revoke this condition if it determines that to do so would not be prejudicial to the public interest.

(b) CNQ has sufficient authority over its issuers.

(c) CNQ carries out appropriate review procedures to monitor and enforce issuer compliance with the Rules.

(d) CNQ will amend its Policies and Forms, from time to time, at the request of the Director, Corporate Finance, to reflect changes to the disclosure requirements of Ontario securities law.

15. CLEARING AND SETTLEMENT

CNQ has appropriate arrangements in place for clearing and settlement through a clearing agency recognized by the Commission for the purposes of the *Securities Act* (Ontario).

16. TRANSPARENCY REQUIREMENTS

CNQ will comply with the pre-trade and post-trade transparency requirements set out in National Instrument 21-101 Marketplace Operation.

17. ADDITIONAL INFORMATION

(a) CNQ has completed and submitted Form 21-101F1 (including the exhibits) to the Commission.

(b) CNQ will provide the Commission with any additional information the Commission may require from time to time.

Appendix A

Information to be filed

1. Quarterly Reporting on Exemptions or Waivers Granted

On a quarterly basis, CNQ will submit to the Commission a report summarizing all exemptions or waivers granted pursuant to the rules, policies or other similar instruments (Rules) to any CNQ Dealer or CNQ Issuer during the period. This summary should include the following information:

(a) The name of the CNQ Dealer or CNQ Issuer;

(b) The type of exemption or waiver granted during the period

(c) Date of the exemption or waiver, and

(d) A description of CNQ staff's reason for the decision to grant the exemption or waiver.

2. Quarterly Reporting on Quotation Applications

On a quarterly basis, CNQ will submit to the Commission a report containing the following information:

(a) The number of listing applications filed;

(b) The number of listing applications that were accepted;

(c) The number of listing applications that were rejected and the reasons for rejection, by category;

(d) The number of listing applications that were withdrawn or abandoned and, if known, the reasons why the application was withdrawn or abandoned, by category;

(e) The number of listing applications filed by CNQ Issuers as a result of a Fundamental Change;

(f) The number of listing applications filed by CNQ Issuers as a result of a Fundamental Change that were accepted;

(g) The number of listing applications filed by CNQ Issuers as a result of a Fundamental Change that were that were rejected and the reasons for rejection, by category;

(h) The number of listing applications filed by CNQ Issuers as a result of a Fundamental Change that were withdrawn or abandoned and, if known, the reasons why the application was withdrawn or abandoned, by category.

In each of the foregoing cases, the numbers shall be broken down by industry category and in any other manner that a Director of the Commission requests.

3. Notification of suspensions and disqualifications

If a CNQ Issuer has been suspended or disqualified from qualification for listing, CNQ will immediately issue a press release setting out the reasons for the suspension and file this information with the Commission.

Appendix B

Rule Review Process

1. CNQ will file with the Commission each new or amended rule, policy and other similar instrument (Rules) adopted by its Board.

2. More specifically, CNQ will file the following information:

(a) the Rule;

(b) a notice of publication including:

(i) a description of the Rule and its impact;

(ii) a concise statement, together with supporting analysis, of the nature, purpose and effect of the Rule;

(iii) the possible effects of the Rule on marketplace participants, competition and the costs of compliance;

(iv) a description of the rule-making process, including a description of the context in which the Rule was developed, the process followed, the issues considered, the consultation process undertaken, the alternative approaches considered and the reasons for rejecting the alternatives;

(v) where the Rule requires technological changes to be made by CNQ, CNQ Dealers or CNQ Issuers, CNQ will provide a description of the implications of the Rule and, where possible, an implementation plan, including a description of how the Rule will be implemented and the timing of the implementation;

(vi) a reference to other jurisdictions including an indication as to whether another regulator in Canada, the United States or another jurisdiction has a comparable rule or has made or is contemplating making a comparable rule and, if applicable, a comparison of the Rule to the rule of the other jurisdiction; and

(vii) whether the Rule is classified as "public interest" or "housekeeping"; and

(viii) where the Rule is classified as "housekeeping", the effective date of the Rule.

3. For the purposes of the Rule Review Process, a Rule may be classified as "housekeeping" if it does not affect the meaning, intent or substance of an existing rule and involves only:

(a) the correction of spelling, punctuation, typographical or grammatical mistakes or inaccurate cross-referencing;

(b) stylistic formatting, including changes to headings or paragraph numbers;

(c) amendments required to ensure consistency with an existing approved rule; or

(d) changes in routing procedures and administrative practices of CNQ provided that such changes do not impose any significant burden or any barrier to competition that is not appropriate.

Any Rule falling outside of this definition would be categorized as a "public interest" Rule. Prior to proposing a Rule that is of a "public interest" nature, as defined above, the Board of Directors of CNQ shall have determined that the entry into force of such "public interest" Rule would be in the best interests of the capital markets in Ontario. The material filed with the Commission in relation to "public interest" Rules shall be accompanied by a statement to that effect.

4. Where a Rule has been classified as "public interest", the Commission will publish for a 30 day comment period in its bulletin or on its website the notice filed by CNQ and the Rule. If amendments to the Rule are necessary as a result of comments received, the Commission shall have discretion to determine whether the Rule should be re-published for comment. If the Rule is re-published, the request for comment shall include CNQ's summary of comments and responses thereto together with an explanation of the revisions to the Rule and the supporting rationale for the amendments.

5. A "public interest" Rule will be effective as of the date of Commission approval or on a date determined by CNQ, whichever is later. A "housekeeping" Rule shall be deemed to have been approved upon being filed with the Commission, unless staff of the Commission communicate to CNQ, within five business days of receipt of the Rule, their disagreement with CNQ's classification of the Rule as "housekeeping" and the reasons for their disagreement. Where staff of the Commission disagree with CNQ's classification, CNQ shall re-file the Rule as a "public interest" Rule. A "housekeeping" Rule shall be effective on the date indicated by CNQ in the filing.

6. The Commission shall publish a Notice of Commission Approval of both "public interest" and "housekeeping" Rules in its bulletin or on its website. All such notices relating to "public interest" Rules shall also include CNQ's summary of comments and responses thereto. All such notices relating to "housekeeping" Rules shall be accompanied by the notice filed by CNQ and the Rule itself.

7. If CNQ is of the view that there is an urgent need to implement a Rule, CNQ may make a Rule effective immediately upon approval by CNQ's board of directors provided that CNQ:

(a) provides the Commission with written notice of the urgent need to implement the Rule prior to the submission of the Rule to CNQ's board of directors; and

(b) includes in the notice referenced in 2(b)(ii) an analysis in support of the need for immediate implementation of the Rule.

8. If the Commission does not agree that immediate implementation is necessary, the Commission will advise CNQ that is disagrees and provide the reasons for its disagreement. If no notice is received by CNQ within 5 business days of the Commission receiving CNQ's notification, CNQ shall assume that the Commission agrees with its assessment.

9. A Rule that is implemented immediately shall be published, reviewed and approved in accordance with the procedure set out above. Where the Commission subsequently disapproves a Rule that was implemented immediately, CNQ shall repeal the Rule and publish a notice informing its marketplace participants.

10. The terms, conditions and procedures set out in this section may be varied or waived by the Commission. A waiver or variation may be specific or general and may be made for a time or for all time.

Appendix C

Eligible Issuers

1. Only an issuer that is a reporting issuer or the equivalent in a jurisdiction in Canada and that is not in default of any requirements of securities legislation in any jurisdiction in Canada is eligible for listing.

September 9, 2005

IN THE MATTER OF

THE SECURITIES ACT, R.S.O. 1990,

CHAPTER S.5, AS AMENDED (Act)

AND

IN THE MATTER OF

CANADIAN TRADING AND QUOTATION SYSTEM INC.

ORDER

(Section 144 of the Act)

WHEREAS the Commission issued an order dated May 7, 2004, recognizing the Canadian Trading and Quotation System Inc. (CNQ) as a stock exchange pursuant to section 21 of the Act (Recognition Order);

AND WHEREAS CNQ has applied for an order pursuant to section 144 of the Act to vary the financial viability terms and conditions of the Recognition Order and to correct typographical errors in the Recognition Order;

AND WHEREAS the Commission has received certain representations from CNQ in connection with CNQ's application to vary the Recognition Order;

AND UPON the Commission being of the opinion that it is not prejudicial to the public interest to vary the Recognition Order;

IT IS ORDERED pursuant to section 144 of the Act that the Recognition Order be varied as follows:

1. Item 5 of Schedule A of the Recognition Order is repealed and replaced by the following:

5. FINANCIAL VIABILITY

(a) CNQ will maintain sufficient financial resources for the proper performance of its functions.

(b) CNQ will deliver to Commission staff its annual financial budget, together with the underlying assumptions, that has been approved by its Board of Directors, within 30 days after the commencement of each fiscal year. Such financial budget should include monthly projected revenues, expenses and cash flows.

(c) For the two-year period commencing on September 9, 2005:

(i) CNQ will deliver to Commission staff unaudited

monthly financial statements prepared in accordance with Generally Accepted Accounting Principles, and a status update on any pending capital raising transaction(s) including the amount, terms and name (s) of individuals/entities that have committed to providing funding and their commitment, within 30 days of each month end;

(ii) CNQ will deliver to Commission staff the following within 60 days of each quarter end:

(A) a comparison of the monthly revenues and expenses incurred by CNQ with the projected monthly revenues and expenses included in the most recent annual financial budget delivered to Commission staff, and

(B) for each revenue item whose actual was significantly lower than its projected amount, and for each expense item whose actual was significantly higher than its projected amount, the reasons for the variance;

(iii) CNQ will, prior to making a cash interest payment or principal repayment on the following debts, demonstrate to the satisfaction of Commission staff that it will have sufficient financial resources to continue its operations after the payment:

(A) the subordinated, convertible debentures described in the term sheet dated November 29, 2002,

(B) the debts owed by CNQ described in the subordinated agreement dated December 23, 2002 between 1141216 Ontario Limited, Wendsley Lake Corporation, CNQ and The Business, Engineering, Science & Technology Discoveries Fund Inc., and

(C) any amounts owed by CNQ to any officers or directors, or to any person or company that owns or controls, directly or indirectly, more than 10% of CNQ, except for reasonable compensation arising in the normal course of business; and

(iv) CNQ will, prior to making any loans, bonuses, dividends or other distributions of assets to any director, officer, related company or shareholder that are in excess of the amount included in the most recent annual financial budget delivered to Commission staff, demonstrate to the satisfaction of Commission staff that it will have sufficient financial resources to continue its operations after the payment.

(d) After September 9, 2007:

(i) CNQ will, on a quarterly basis (along with the quarterly financial statements required to be delivered pursuant to paragraph 10), report to Commission staff the following financial ratios to permit trend analysis and provide an early warning signal with respect to the financial health of the company:

(A) a current ratio, being the ratio of current assets to current liabilities,

(B) a debt to cash flow ratio, being the ratio of total debt (including any line of credit drawdowns, term loans (current and long-term portions) and debentures, but excluding accounts payable, accrued expenses and other liabilities) to EBITDA (or earnings before interest, taxes, depreciation and amortization) for the most recent 12 months, and

(C) a financial leverage ratio, being the ratio of total assets to shareholders' equity,

in each case following the same accounting principles as those used for the audited financial statements of CNQ;

(ii) If CNQ fails to maintain, or anticipates it will fail to maintain:

(A) a current ratio of greater than or equal to 1.1/1,

(B) a debt to cash flow ratio of less than or equal to 4.0/1, or

(C) a financial leverage ratio of less than or equal to 4.0/1,

it will immediately report to Commission staff; and

(iii) If CNQ fails to maintain its current ratio, debt to cash flow ratio or financial leverage ratio at the levels outlined in paragraph (d)(ii) above for a period of more than three months, its President will immediately deliver a letter advising Commission staff of the reasons for the continued ratio deficiencies and the steps being taken to rectify the situation, and the Commission or its staff may impose terms or conditions on CNQ as it determines appropriate, including but not limited to requirements outlined in paragraph (c) above.

2. The word "Quotation" in the heading of Item 2 of Appendix A of Schedule A of the Recognition Order is replaced with the word "Listing".

3. The word "routing" in paragraph 3(d) of Appendix B of Schedule A of the Recognition Order is replaced with "routine".

"Paul M. Moore"

"Robert L. Shirriff"

IN THE MATTER OF

THE SECURITIES ACT,

R.S.O. 1990, CHAPTER 5,

AS AMENDED (the "Act")

AND

IN THE MATTER OF

CANADIAN TRADING AND

QUOTATION SYSTEM INC.

ORDER

(Section 144)

WHEREAS Canadian Trading and Quotation System Inc. ("CNQ") has made an application (the "Application") to the Ontario Securities Commission (the "Commission") for an order pursuant to section 144 of the Act amending the Commission order dated May 7, 2004 recognizing CNQ as a stock exchange, as varied by an order dated September 9, 2005, (the "Recognition Order") in connection with a proposed alternative market (the "Alternative Market");

AND WHEREAS the Commission has received certain representations and undertakings from CNQ in connection with the Application;

AND WHEREAS the Commission is satisfied that granting the order would not be prejudicial to the public interest;

IT IS ORDERED pursuant to section 144 of the Act that the Recognition Order is varied as follows:

1. sections 14(b),(c) and(d) of Schedule A of the Recognition Order are renumbered sections 14 (c), (d) and (e) respectively;

2. new section 14(b) is added to Schedule A of the Recognition Order as follows:

   (b) CNQ may trade securities of issuers listed on designated Canadian stock exchanges in its Alternative Market without approving such securities for listing, provided that CNQ shall cease to trade any such security immediately upon notification that the security has been suspended or delisted by the designated exchange, or if it was the subject of a trading halt;

3. new section 14(c) of Schedule A of the Recognition Order is amended by adding the word "listed" before the word "issuers"; and

4. new section 14(d) of Schedule A of the Recognition Order is amended by adding the word "listed" before the word "issuer";

provided that:

a. for at least two months immediately prior to operating the Alternative Market, CNQ shall make available to the public any technology requirements regarding interfacing with and access to the marketplace; and

b. after the technology requirements set out in subsection (a) have been published, CNQ shall make available to the public, for at least one month, testing facilities for interfacing with and access to the marketplace.

DATED June 13, 2006

"Suresh Thakrar"

"Harold P. Hands"

IN THE MATTER OF
THE SECURITIES ACT, R.S.O. 1990,
CHAPTER S.5, AS AMENDED (the Act)

AND

IN THE MATTER OF
CANADIAN TRADING AND QUOTATION SYSTEM INC.

ORDER
(Section 144 of the Act)

WHEREAS the Commission issued an order dated May 7, 2004, as varied on September 9, 2005 and June 13, 2006 granting the recognition of the Canadian Trading and Quotation System Inc. (CNQ) as a stock exchange pursuant to section 21 of the Act (the Recognition Order);

AND WHEREAS the terms and conditions attached as Schedule A to the Recognition Order reference Market Regulation Services Inc. (RS Inc.) in Item 6;

AND WHEREAS effective June 1, 2008, RS Inc. will combine its operations with the Investment Dealers Association of Canada to form the Investment Industry Regulatory Organization of Canada (IIROC);

AND WHEREAS the Commission is of the opinion that it is not prejudicial to the public interest to vary the Recognition Order to refer to IIROC;

IT IS ORDERED pursuant to section 144 of the Act that the Recognition Order be varied as follows:

1. Item 6 of Schedule A of the Recognition Order is repealed and replaced by the following:

"6. **REGULATION**

(a) CNQ will maintain its ability to perform its regulation functions including setting requirements governing the conduct of CNQ Dealers and CNQ Issuers and disciplining CNQ Dealers and CNQ Issuers.

(b) CNQ has retained and will continue to retain the Investment Industry Regulatory Organization of Canada (IIROC) as a regulation services provider to provide certain regulation services which have been approved by the Commission. CNQ will provide to the Commission, on an annual basis, a list outlining the regulation services performed by IIROC and the regulation services performed by CNQ. All amendments to those listed services are subject to the prior approval of the Commission.

(c) CNQ will provide the Commission with an annual report with such information regarding its affairs as may be requested from time to time. The annual report will be in such form as may be specified by the Commission from time to time.

(d) CNQ will perform all other regulation functions not performed by IIROC.

(e) Management of CNQ (including the President and CEO) will at least annually assess the performance by IIROC of its regulation functions and report to the Board, together with any recommendations for improvements. CNQ will provide the Commission with copies of such reports and shall advise the Commission of any proposed actions arising therefrom.

(f) CNQ shall provide the Commission with the information set out in Appendix A, as amended from time to time."

2. Item 11 of the Recognition Order is repealed and replaced by the following:

"11. **DISCIPLINE RULES**

(a) CNQ will ensure, through IIROC and otherwise, that any person or company subject to its regulation is appropriately disciplined for violations of securities legislation and the Rules.

(b) CNQ will have general disciplinary and enforcement provisions in its Rules that will apply to any person or company subject to its regulation."

Dated this 16th day of May, 2008, effective on June 1, 2008.

"W. David Wilson"

"James E.A. Turner"

EXHIBIT C
FORM 5, FORM 7 AND FORM 10

FORM 5

QUARTERLY LISTING STATEMENT

Name of CNSX Issuer: ____________________________________ (the "Issuer").

Trading Symbol: ____________________________________

This Quarterly Listing Statement must be posted on or before the day on which the Issuer's unaudited interim financial statements are to be filed under the *Securities* Act, or, if no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer's first, second and third fiscal quarters. This statement is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the CNSX Policies. If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the CNSX.ca website.

General Instructions

(a) Prepare this Quarterly Listing Statement using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the following items must be in narrative form. When the answer to any item is negative or not applicable to the Issuer, state it in a sentence. The title to each item must precede the answer.

(b) The term "Issuer" includes the CNSX Issuer and any of its subsidiaries.

(c) Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

There are three schedules which must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements are required as follows:

For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.

If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. Related party transactions

Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:

(a) A description of the relationship between the transacting parties. Be as precise as possible in this description of the relationship. Terms such as affiliate, associate or related company without further clarifying details are not sufficient.

(b) A description of the transaction(s), including those for which no amount has been recorded.

(c) The recorded amount of the transactions classified by financial statement category.

(d) The amounts due to or from Related Persons and the terms and conditions relating thereto.

(e) Contractual obligations with Related Persons, separate from other contractual obligations.

(f) Contingencies involving Related Persons, separate from other contingencies.

2. Summary of securities issued and options granted during the period.

Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):

(a) summary of securities issued during the period,

Date of Issue	Type of Security (common shares, convertible debentures, etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number	Price	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Commission Paid

(b) summary of options granted during the period,

Date	Number	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price	Expiry Date	Market Price on date of Grant

3. **Summary of securities as at the end of the reporting period.**

Provide the following information in tabular format as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

(b) number and recorded value for shares issued and outstanding,

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

4. List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Provide Interim MD&A if required by applicable securities legislation.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to CNSX that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNSX Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 5 Quarterly Listing Statement is true.

Dated ______________________________.

____
Name of Director or Senior Officer

____
Signature

____
Official Capacity

<table>
<tr><td colspan="3">Issuer Details
Name of Issuer</td><td>For Quarter Ended</td><td>Date of Report
YY/MM/D</td></tr>
<tr><td colspan="5">Issuer Address</td></tr>
<tr><td colspan="3">City/Province/Postal Code</td><td>Issuer Fax No.
( )</td><td>Issuer Telephone No.
( )</td></tr>
<tr><td colspan="3">Contact Name</td><td>Contact Position</td><td>Contact Telephone No.</td></tr>
<tr><td colspan="3">Contact Email Address</td><td colspan="2">Web Site Address</td></tr>
</table>

FORM 7

MONTHLY PROGRESS REPORT

Name of CNSX Issuer: ______________________________(the "Issuer").

Trading Symbol: ______________________________

Number of Outstanding Listed Securities: ______________________________

Date: ______________________________

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the CNSX Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the CNSX.ca website.

This report is intended to keep investors and the market informed of the Issuer's ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the CNSX Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a) Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the Items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b) The term "Issuer" includes the Issuer and any of its subsidiaries.

(c) Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.
2. Provide a general overview and discussion of the activities of management.
3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or

production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship..

8. Describe the acquisition of new customers or loss of customers.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

11. Report on any labour disputes and resolutions of those disputes if applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds[(1)]

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.
16. Provide details of any changes in directors, officers or committee members.
17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to CNSX that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNSX Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated ______________________________.

____
Name of Director or Senior Officer

____
Signature

____
Official Capacity

Issuer Details Name of Issuer	For Month End	Date of Report YY/MM/D
Issuer Address		
City/Province/Postal Code	Issuer Fax No. ( )	Issuer Telephone No. ( )
Contact Name	Contact Position	Contact Telephone No.
Contact Email Address	Web Site Address	


CNSX
CANADIAN NATIONAL
STOCK EXCHANGE

FORM 10

NOTICE OF PROPOSED SIGNIFICANT TRANSACTION (not involving an issuance or potential issuance of a listed security)[1]

Name of CNSX Issuer: ______________________________ (the "Issuer").

Trading Symbol: ______________________________

Issued and Outstanding Securities of the Issuer Prior to Transaction: ____________

Date of News Release Fully Disclosing the Transaction: ____________________

1. **Transaction**

1. Provide details of the transaction including the date, description and location of assets, if applicable, parties to and type of agreement (eg: sale, option, license, contract for Investor Relations Activities etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: ______________________________

   ____

2. Provide the following information in relation to the total consideration for the transaction (including details of all cash, non-convertible debt securities or other consideration) and any required work commitments:

   (a) Total aggregate consideration in Canadian dollars: ____________.

   (b) Cash: ______________________________.

   (c) Other: ______________________________.

   (d) Work commitments: ______________________.

3. State how the purchase or sale price and the terms of any agreement were determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

[1] If the transaction involved the issuance of securities, other than debt securities that are not convertible into listed securities, use Form 9.



4. Provide details of any appraisal or valuation of the subject of the transaction known to management of the Issuer: ______________________________
____.

5. If the transaction is an acquisition, details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: ________
____.

6. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the transaction (including warrants, options, etc.):

   (a) Details of any dealer, agent, broker or other person receiving compensation in connection with the transaction (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): ___
   ____.

   (b) Cash ______________________________________.

   (c) Other ______________________________________.

7. State whether the vendor, sales agent, broker or other person receiving compensation in connection with the transaction is a Related Person or has any other relationship with the Issuer and provide details of the relationship. __
____
____

8. If applicable, indicate whether the transaction is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. ______________________________
____
____.

2. **Development**

Provide details of the development. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: ____

____

____

3. **Certificate Of Compliance**

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. To the knowledge of the Issuer, at the time an agreement in principle was reached, no party to the transaction had knowledge of any undisclosed material information relating to the Issuer, other than in relation to the transaction.

3. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

4. The undersigned hereby certifies to CNSX that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNSX Requirements (as defined in CNSX Policy 1).

5. All of the information in this Form 10 Notice of Proposed Significant Transaction is true.

Dated ______________________.

____
Name of Director or Senior Officer

____
Signature

____
Official Capacity


CNSX
CANADIAN NATIONAL STOCK EXCHANGE

EXHIBIT D


CNSX Trading Activity
Volume
Value
Trades
Volume & Value in Millions
Trades


CNSX Listed Issues
Listed
Delisted
Total Issues
Total Listings
Listed/Delisted
Total Listings/Issues

EXHIBIT D

Month	Net Trading Volume	Cross Volume	Volume	Cross Volume as a % of Total Volume	% Change from Previous Month (Net)
Jan-09	267,000,180	22,687,111	289,687,291	7.83%	0.00%
Feb-09	204,232,857	50,180,950	254,413,807	19.72%	-12.18%
Mar-09	162,737,182	32,826,544	195,563,726	16.79%	-23.13%
Apr-09	167,722,629	59,085,232	226,807,861	26.05%	15.98%
May-09	124,014,330	39,225,238	163,239,568	24.03%	-28.03%
Jun-09	168,748,972	31,778,055	200,527,027	15.85%	22.84%
Jul-09	100,629,280	14,379,051	115,008,331	12.50%	-42.65%
Aug-09	51,635,915	13,066,043	64,701,958	20.19%	-43.74%
Sep-09	115,970,809	7,783,370	123,754,179	6.29%	91.27%
Oct-09	171,504,257	30,511,279	202,015,536	15.10%	63.24%
Nov-09	142,864,206	20,718,908	163,583,114	12.67%	-19.02%
Dec-09	134,162,369	39,483,060	173,645,429	22.74%	6.15%
Total	1,811,222,986	361,724,841	2,172,947,827	16.65%	


Pure Trading - Monthly Shares Traded
(Net of Crosses, Debts, Warrants & Rights)
Net Trading Volume
2 Months Moving Average
Millions
270
240
210
180
150
120
90
60
30
0
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09


Pure Trading - Monthly Shares Traded
(Including Crosses, Debts, Warrants & Rights)
Volume
2 Months Moving Average
Millions
300
270
240
210
180
150
120
90
60
30
0
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09